Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated: May 11, 2011

Structured Solutions Snapshot

14-Month Market Contribution Securities (MCS) linked to the Deutsche Bank Commodity Booster – Dow Jones – UBS Total Return After Cost TV 14 IndexTM

Investment Rationale & Positioning	Description & Return Profile
■ Commodities is not a homogenous asset class and comprises four distinct sectors that have their unique fundamentals and follow their own business cycles that are uncorrelated to other commodity sectors.

■ The Index seeks to achieve a target volatility level of 14% in the Deutsche Bank Commodity Booster – Dow Jones – UBS Excess Return After Cost IndexTM, the base index of the Index (the “Base Index”).

■ The Base Index seeks to outperform the Dow Jones UBS Commodity Index (the “DJUBS Index”) by selecting constituent commodity futures contracts using the futures contract rolling methodology of the Deutsche Bank Liquid Commodity Index—Optimum Yield™.

The Market Contribution Securities linked to the Deutsche Bank Commodity Booster – Dow Jones – UBS Total Return After Cost TV 14 IndexTM  (the “Index”) offer clients:

■ A vehicle for expressing a moderately bullish view on the commodity markets, specifically the Index, over the next 14 months.

■ Full participation in the upside and downside performance of the Index, reduced by an Adjustment Factor of 25 basis points (0.25%) plus approximately 1.00% each year the securities remain outstanding.

■ Best-Case Scenario: Participation in any positive index return, net of the Adjustment Factor. The redemption amount of the securities is uncapped if the Index increases in value.

■ Worst-Case Scenario: Full downside risk; if the Index falls below its initial closing level, investors will participate dollar-for-dollar on the downside, in addition to the deduction of the Adjustment Factor.

Key Terms
Issuer	Deutsche Bank AG, London Branch
Index	Deutsche Bank Commodity Booster – Dow Jones – UBS Total Return After Cost TV 14 IndexTM (Bloomberg: DBCMBTVT <Index>)
Subscription Period Closes	9:00 AM New York Time Mary 23, 2011
Maturity	14 months
Investment Currency	USD
Participation	100% in appreciation/depreciation of the Index less an Adjustment Factor
Investment Amount	$1,000 minimum (the “Face Amount”) with $1,000 increments thereafter
Adjustment Factor	0.25% plus approximately 1.00% annually
Eligible Purchasers	N.A.
IRA, ERISA eligible?	No
Listing
The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the securities in the secondary market but is not required to do so. Purchases made by DBSI in the secondary market will be subject to an additional 0.35% fee.

Fees
Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount of securities.. For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in the accompanying term sheet no. 1189R.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

Considerations	Retrospective and Historical Performance of the Index
■ The inception date of the Index was October 12, 2010. Annualized returns from January 2001 through October 2010 were retrospectively calculated. Hypothetical and past performance is not indicative of future results.

■ Index levels are available daily on Bloomberg (DBCMBTVT <Index>)

■ Adjustment Factor of 0.25% plus approximately 1.00% each year the securities remain outstanding.  A fee of 0.35% will be applied to purchases, if any, made by DBSI in the secondary market.

■ Tax Treatment: Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet no. 1189R.

Underlying
The Index seeks to achieve a target volatility level of 14% in the Base Index. The Base Index seeks to outperform the DJUBS Index by selecting constituent commodity futures contracts using the Optimum Roll Yield Strategy of the Deutsche Bank Liquid Commodity Index—Optimum Yield™ and, at the time of each annual re-weighting, assigning them the same weights as those commodity futures contracts have in the DJUBS Index. For each component of the Base Index, the selected futures contract is rolled to a new contract when the existing contract is close to expiration. The Base Index re-weights on an annual basis after the new DJUBS Index weights have been announced.
The Index and the Base Index are described in more detail in term sheet no. 1189R.

The Index

Risks	Risks (continued)
■ Investors should be willing to lose some or all of their initial investment if the Index does not appreciate by 1.42% or more over the term of the securities.
■ The inclusion of an Adjustment Factor reduces the payment at Maturity.
■ The Index has very limited performance history. Publication of the Index began in October 2010 and retrospectively-calculated performance of the DBLCI-MRTM Total Return Index should not be relied on to predict future performance.
■ The Index seeks to enhance return by seeking to achieve a target volatility in the Base Index. The Base Index seeks to outperform the DJUBS Index by adopting an optimal yield rolling strategy. The target volatility strategy and the optimal yield rolling strategy may not be successful. This could have an adverse effect on the Index and on the return of the securities.
■ Market prices of the commodities comprising the Index may fluctuate rapidly based on numerous factors, including but not limited to, changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and therefore the value of your securities in varying ways.
■ A commodity hedging disruption event could result in the early acceleration of the securities. We have the right (but not the obligation) to repurchase the securities prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the securities.
■ An investment in the securities is subject to the credit of the Issuer.

■ The Index adjusts the level of its investment in the Base Index on a monthly basis. The level of participation by the Index in the Base Index in any given month will depend on the volatility experienced by the Index over the previous three-month period, and may be less than or greater than 100%. For this reason, you may be exposed to any decreases in the levels of the Base Index on an enhanced (i.e., greater than 100%) basis, and your participation in any increases in the levels of the Base Index may be less than 100%.
■ The Base Index contains a running cost factor of 0.70% per annum. Because the level of participation of the Index in the Base Index may be greater than 100%, the effect of the running cost factor of the Base Index may be magnified in the Index. The maximum participation level of the Index in the Base Index for any given period is 500%. Therefore, the Index may be subject to a running cost factor of up to 3.50% per annum for a given period.
■ The payout on the securities is linked to the value of the Index on a specific valuation date.  Therefore, a temporary decline in value around the date of Maturity could greatly affect the holder's return.
■ A liquid secondary market for the securities is not guaranteed and may be limited. The Issuer may, but is not obligated to, purchase securities in the open market by tender offer or private agreement.
■ Potential conflicts of interest exist because the Issuer, the calculation agent for the securities and the sponsor of the Index, the Base Index and some of its components are the same legal entity.
■ For further risk considerations, please refer to accompanying term sheet no. 1189R, product supplement R (including the section entitled “Risk Factors”), the prospectus supplement, and the prospectus.
■ Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service, or a court might not accept the tax consequences described in the accompanying term sheet no. 1189R.

Important Information and Disclosures
■ This snapshot does not contain all the terms and conditions relevant to the securities. This snapshot must be read in conjunction with the accompanying term sheet no. 1189R, prospectus supplement, prospectus and product supplement R.  This snapshot does not purport to summarize all of the conditions, representations, warranties, and other provisions relevant to the securities.

■ We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.

■ Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

■ The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.

■ The securities involve risk, which may include interest rate, commodity, currency, credit, political, liquidity, time value, and market risk and are not suitable for all investors. For further risk considerations, please refer to the accompanying term sheet no. 1189R, prospectus supplement, prospectus and product supplement R, including the section entitled “Risk Factors”.

■ The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency.

■ We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

■ “Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires.

DJUBSCISM Disclaimer
“Dow Jones®,” “DJ,” “UBS®” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG.

Any securities which Deutsche Bank AG may offer from time to time are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to any securities or any member of the public regarding the advisability of investing in any securities or commodities. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Deutsche Bank AG (the “Licensee”) is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCISM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Deutsche Bank AG or any securities. Dow Jones and UBS Securities have no obligation to take the needs of Deutsche Bank AG or the owners of any securities into consideration in determining, composing or calculating DJ-UBSCISM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of any securities to be issued or in the determination or calculation of the equation by which any securities are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to securities’ customers, in connection with the administration, marketing or trading of any securities. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to any securities issued by Licensee, but which may be similar to and competitive with such securities. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and any securities Deutsche Bank AG may issue from time to time.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO, AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, OWNERS OF ANY SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND DEUTSCHE BANK AG, OTHER THAN UBS AG.

"Dow Jones®," "DJ," "UBS®" and "Dow Jones-UBS Commodity IndexSM" are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG. The DB Commodity Harvest – DJUBS and DB Commodity Booster – DJUBS, which is based in part on the Dow Jones-UBS Commodity Index, is not sponsored or endorsed by Dow Jones & Company, Inc. or UBS Securities LLC, but is published with their consent.